Exhibit 99.2

IQM Quantum Computers Plc

Managers’ Transactions

IQM Quantum Computers Plc – Managers’ Transactions – Ten Eleven Fund III-A, L.P.

IQM Quantum Computers Plc, managers’ transactions, July 6, 2026 at 16:00 (EEST)

IQM Quantum Computers Oyj – Managers’ Transactions

Person subject to the notification requirement

Name: Ten Eleven Fund III-A, L.P.

Position: Closely associated person

(X) Legal person (1):Person Discharging Managerial Responsibilities In Issuer

Name: Alexander Doll

Position: Member of the Board

Issuer: IQM Quantum Computers Oyj

LEI: 743700MUXIBO64XQUT02

Notification type: AMENDMENT

Reference number: 165214/6/4

Amendment comment:

Corrected the share ISIN and currency.

Transaction date: 2026-07-01

Outside a trading venue

Instrument type: SHARE

ISIN: US4629211073

Nature of transaction: SUBSCRIPTION

Transaction details

(1): Volume: 101350 Unit price: 10 USD

Aggregated transactions (1):

Volume: 101350 Volume weighted average price: 10 USD

For further information, please contact:

Blair Robertson, Vice President, Strategy & Corporate Development

Investor Relations Officer

Investors@iqm.tech

IQM Quantum Computers Plc

Managers’ Transactions

About IQM Quantum Computers

IQM Quantum Computers (Nasdaq: IQMX) is a global leader in superconducting quantum computers, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, universities, high-performance computing centers, and national laboratories worldwide. IQM’s on-premises deployment model gives customers direct ownership and control of their quantum infrastructure. Founded in 2018 and headquartered in Finland, with major operations in Munich, IQM employs over 400 people and operates across Europe, Asia, and North America. IQM is the first publicly listed European quantum company on Nasdaq Stock Market.